July 25, 2025

Tim Foote
Chief Financial Officer
BlackBerry Limited
2200 University Ave East
Waterloo, ON, Canada
N2K 0A7

       Re: BlackBerry Limited
           Form 10-K for the fiscal year ended February 28, 2025
           File No. 001-38232
Dear Tim Foote:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended February 28, 2025
Consolidated Financial Statements
Note 13. Revenue and Segment Disclosures, page 108

1. We note you disclose segment gross margin, which is on an adjusted basis, as the measure of segment profit or loss in your segment footnote; however, we also note your disclosure on page 31 that the CODM uses segment adjusted EBITDA as an additional measure of segment profit or loss. Given the CODM uses more than one
       measure of segment profit or loss, please explain in detail how management concluded that segment gross margin is the measure determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. Refer to ASC 280-
       10-50-28A.
 July 25, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology